Edward J. Schneidman, P.C. To Call Writer Directly: +1 312 862 3333 edward.schneidman@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

May 25, 2018

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kim McManus
Jeffrey Lewis
Robert Telewicz
Joshua Lobert

Re:	Best Western International, Inc.
Draft Registration Statement on Form S-4
Submitted April 6, 2018
CIK No. 0001733381

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Best Western International, Inc., an Arizona nonprofit corporation (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 1 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated May 4, 2018, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Confidential Draft Registration Statement on Form S-4 submitted to the SEC on April 6, 2018. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised information statement/prospectus contained in the Amendment that addresses the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the information statement/prospectus.

Beijing    Boston    Hong Kong    Houston    London     Los Angeles    Munich    New York    Palo Alto    San Francisco    Shanghai     Washington, D.C.

Securities and Exchange Commission

May 25, 2018

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response

The Company will supplementally provide the Staff with copies of any graphics, maps, photographs, and related captions or other artwork including logos that it intends to use in the information statement/prospectus and will provide any updates thereto to the Staff in future submissions.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response

The Company will supplementally provide the Staff with copies of any written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. To date, no such written communications exist.

3. Please provide us with your legal analysis explaining the basis for your determination that the membership interests in BW Inc. (NP) are securities under Section 2(a)(1) of the Securities Act, such that Form S-4 is the appropriate registration form for this transaction. In the alternative, please explain the basis for your conclusion that the membership interests are not securities and submit any amended filing or submission on Form S-1, with appropriate disclosure regarding the concurrent conversion and related bylaw proposals, as provided in the current submission.

Securities and Exchange Commission

May 25, 2018

Response

For the reasons described below, we do not believe the membership interests constitute “securities” within the meaning the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In determining whether a particular instrument is a “security,” as the Supreme Court noted in Landreth Timber Co. v. Landreth, 471 U.S. 681 (1985), “we must... determine whether these instruments possess some of the significant characteristics typically associated with “stock.” 471 U.S. at 686 (quoting United Housing Foundation, Inc. v Forman, 421 U.S. at 851).

In Forman, the Court identified these characteristics as: (1) the right to receive dividends contingent upon an apportionment of profits; (2) negotiability; (3) the ability to be pledged or hypothecated; (4) the conferring of voting rights in proportion to the number of shares owned; and (5) the capacity to appreciate in value.

Pursuant to the Company’s articles as a nonprofit corporation, none of its members receive pecuniary gain or profit from the Company on their membership interests, and, in the event of the dissolution of the Company, any assets, after all debts and obligations are satisfied, would be distributed to a nonprofit educational or charitable organization. The Company has never paid a dividend to its members. Income of the Company is applied by the Company to the payment of operating expenses of the Company or to improve and enhance the reservations and other systems and programs of the Company.

Furthermore, membership is restricted to natural persons who either own a hotel property or properties, are partners in a partnership owning or operating a hotel property or properties, are officers of corporations owning and/or operating a hotel property or properties or are managers designated by the owner or owners of a hotel property or properties. Membership interests may be transferred in conjunction with the transfer of such hotel property or properties solely in accordance with the bylaws of the Company and upon the terms, conditions and requirements as are established by the board of directors, or, subject to certain conditions, to transferees of a property or leasehold interest. The membership interests are not separately transferable from such hotel property or leasehold interest in such hotel property. A membership interest may be terminated by the Company upon various conditions, including failure to operate the hotel as a Best Western branded property in accordance with the standards set forth in the Company’s regulatory documents, and, in the event of such a termination, the Member is not entitled to any compensation or other remuneration.

The membership interests do not have capacity to appreciate in value because, although a membership interest may be transferred to a new owner of a hotel property or leasehold interest in a hotel property if certain conditions set forth in the Company’s Bylaws are satisfied, the transferor cannot transfer its membership interest separately. Members have voting rights as set forth in the Company’s Articles of Incorporation and Bylaws in proportion to the number of membership interests held by such members. As of the date hereof, there are approximately 2,000 voting members. Few voting members of the Company hold more than one membership interest (i.e., number of Best Western branded properties) and the largest number of membership interests held by any single voting member is 13.

Securities and Exchange Commission

May 25, 2018

Several non-profit entities and membership associations have sought and been granted no-action relief by the Commission from enforcement under the Securities Act and the Exchange Act with respect to registering the issuance of stock or certificates to its members under the Securities Act or registering such stock or certificates under the Exchange Act on the basis that such stock or certificates did not constitute securities under one or both Acts under similar facts and circumstances as the Company’s membership interests. Please see the following SEC No-Action Letters: (i) Minnesota Soybean Processors (publicly available November 27, 2012); (ii) Veterinary Products, Inc. (publicly available February 6, 1998); (iii) Canada Creek Ranch Association, Incorporated (publicly available July 27, 1990); (iv) Associated Grocers of New England, Inc. (publicly available October 5, 1989); and (v) Green Bay Packers, Inc. (publicly available August 26, 1997).

In addition to the analysis described above under the Forman decision, in determining whether or not a “security” exists, courts have analyzed whether or not the instrument constitutes an “investment contract” under SEC v. W. J. Howey, 328 U.S. 293, 90 L. Ed. 1244, 66 S. Ct. 1100 (1946).

In Howey, the Supreme Court stated that a transaction would constitute an investment contract and thus a security if, in economic reality, there was (1) an investment of money (2) in a common enterprise (3) that was premised on a reasonable expectation of receiving profits solely from the entrepreneurial or managerial efforts of others. Pursuant to the Articles of Incorporation of the Company, none of the members of the Company (or any transferee of any membership interest) may receive pecuniary gain or profit by way of dividends or otherwise, and, in the event of the dissolution of the Company, any assets, after all debts and obligations are satisfied, would be distributed to a nonprofit educational or charitable organization, with the Members not entitled to receive any distribution or other consideration. As described in detail above, the membership interests do not have capacity to appreciate in value because, assuming a transfer of a membership interest is permitted under the Company’s governing documents, such transfer is not permitted unless in conjunction with the transfer of the hotel property or leasehold interest. Accordingly, members cannot have any reasonable expectation of receiving profits on their membership interests, whether through the entrepreneurial or managerial efforts of others or otherwise, and, therefore, such membership interests do not represent an investment contract under the Howey test.

As a result of the analysis above, the Company does not believe that its membership interests constitute securities for purposes of the Securities Act or the Exchange Act.

In response to the Staff’s comment, the Company has filed the Amendment on Form S-1 and maintained the discussion of the various proposals. The Registration Statement now includes an additional offer and sale of Common Stock on a continuous basis to applicants who become franchisees following the Conversion. We have provided that this offering is being made under Rule 415(a)(ix) of Regulation S-K as a continuous basis offering, and the registrant will be obligated to comply with the undertakings with respect thereto for the duration of the offering.

Securities and Exchange Commission

May 25, 2018

4. In line with the above comment, we note that current applicants for membership may participate in the Conversion and receive Common Stock in BW Inc. so long as they: i) enter into a membership agreement and New Franchise Agreement by August 31, 2018 (subject to extension by the Company); and ii) be conditionally approved for membership by your board of directors and have a property open and activated on the Best Western reservation system by November 30, 2018. To the extent the membership interests may be securities, please provide us with your legal analysis as to whether or not any ongoing communications offering new membership interests, including for purposes of informing any voting decision, constitutes an “offer” as to the membership interests within the meaning of Section 2(a)(3) of the Securities Act, and if so, whether any exemption exists.

Response

For the seasons described in the Company’s response to numbered Comment 3 above, the Company does not believe the membership interests are securities and, as such, communications with prospective members prior to the commencement of this offering would not constitute an offer within the meaning of Section 2(a)(3) of the Securities Act. We note that the Company will be providing the information statement/prospectus set forth in Registration Statement once it is effective to contingently-approved applicants for Best Western franchises who may participate in the continuing basis offering.

5. Your disclosure indicates that a member must submit a ballot on the conversion proposal by June 2018, but need not enter into a new franchise agreement until August 2018 (or later if extended, up until November 30, 2018). Please revise to include appropriate disclosure about the material impact of, and/or risks associated with, this timing, if any. For example, to the extent a member paid for its membership interest and votes for the conversion proposal and membership termination bylaw intending to enter into a new franchise agreement, but circumstances change before entering into the new franchise agreement, it appears that the member would forfeit its membership interest for no value. We also note that the new franchise agreement appears to impose additional burdens, including a longer term, additional fees, and transfer restrictions.

Response

In response to the Staff’s comment, the Company has included disclosure on pages 10 to 11 and 127 to include discussion regarding the material impact of, and risks associated with, the timing outlined in the information statement/prospectus with respect to submitting ballots and entering into new franchise agreements.

Securities and Exchange Commission

May 25, 2018

6. You currently register one class of common stock; however, you will issue such stock in seven series. Our understanding is that all series are identical except with respect to voting on the company’s board of directors. In this regard, each series correspond to a different geographic area and each series will separately vote to elect one member to your board of directors to represent the series. Please provide your legal analysis as to whether or not each series should be treated as a separate class of securities, given the distinct voting rights with respect to the company’s board of directors.

Response

As described in the information statement/prospectus, in connection with the Conversion, the existing membership interests will be converted to Common Stock. The Common Stock will be classified into seven series, designated as Series A-1 through A-7, and each membership interest will be converted into shares of the Series of Common Stock as corresponds to the geographic District in respect of which such converted membership interest was issued. The holders of shares of each such Series of Common Stock have identical economic and voting rights, except that the holders of each Series will be entitled to elect, voting as a separate voting group, one member to our board of directors from its respective District. Section 12(g)(5) of the Exchange Act describes a class as “securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges.” For the reasons set forth below, we believe the characteristics of each Series of Common Stock are substantially similar such that each Series should be treated as a single class of securities.

The shares of each of the seven Series of Common Stock will participate equally on a per share basis in dividends and other economic matters and in all other voting matters. Holders of shares of Common Stock will vote together as a single class on all matters presented to the Company’s shareholders for their vote or approval, except as otherwise required by applicable law. In addition, the economic interests of the shares of Common Stock are identical. Further, the seven series of Common Stock will convert into a single series upon consummation of an initial public offering of the Company.

The description of the Common Stock throughout the information statement/prospectus contemplates a single class of shares, designated in seven separate series with the sole difference being the director nomination and election right. The SEC has previously held that shares issued with equal rights and privileges, except for certain voting differences, constitute a single class of shares in two SEC No-Action Letters, Deluxe Corporation (publicly available August 6, 1998) and Arclight Systems, LLC (publicly available October 17, 2001). In Deluxe Corporation, the three classes of shares carried similar rights and privileges, except with respect to the number of directors each class was permitted to elect and certain transfer restrictions placed on the shares. In addition, it was anticipated that the “Third Party Shares” (shares that were to be received after the exercise of certain options but prior to an initial public offering) would

Securities and Exchange Commission

May 25, 2018

become subject to repurchase rights in favor of HCL-Deluxe N.V., the issuer, and other restrictions on transfer. In Arclight, three classes of membership units, “A,” “B” and “C Units,” were of substantially similar character and the holders of each interest enjoyed similar rights and privileges, except that the A Units and B Units each were entitled to separately elect a certain number of directors and C Units were non-voting and did not enjoy identical technical features as the other units. In addition, all classes of membership units were likely to convert into one class of equity interest should Arclight effect an initial public offering, and the primary difference between Arclight’s classes of membership units were that the C Units are non-voting.

Similarly, the seven designated series of Common Stock of the Company are otherwise identical and each share will participate equally on a per share basis in dividends and other economic matters and in all other voting matters, except the holders of shares of each such Series of Common Stock will be entitled to elect, voting as a separate voting group, one member to our board of directors.

The facts here are materially and consequentially in contrast to the SEC No-Action Letter in Jevic Transportation, Inc. (publicly available April 20, 1999), where the staff concluded that two series of a company’s common equity were separate classes of securities for purposes of Rule 144(e) of the Exchange Act. While, the staff’s decision in Jevic related to Rule 144(e), the matter did involve securities registered under Section 12(g) of the Exchange Act. The staff noted that it “generally regards common securities of a single issuer that carry different voting rights to be distinct classes of securities.”

In Jevic, the two separate classes of common equity, the “Common Stock” and the “Class A Common Stock,” had equal rights and privileges with respect to receipt of cash dividends and the distribution of assets upon liquidation of the company. The Common Stock and Class A Common Stock voted together as a single class on all matters submitted to a vote of the shareholders (including the election of directors) except with respect to an amendment of the terms of either series or an increase in the number of shares designated Class A Common Stock. However, the two classes differed, importantly, on voting power as the Class A Common Stock was entitled to two votes per share on each matter submitted to a vote of the shareholders while the holders of Common Stock were entitled to one vote per share. Additionally, the Class A Common Stock was convertible into Common Stock at the option of the holder at any time while the Common Stock was not convertible and the holders of the Class A Common Stock could only transfer their shares to members of their immediate family or affiliated interests. These significant differences distinguish the two classes of stock in Jevic from the Company’s Common Stock in that each Series of the Company’s Common Stock is identical in all rights and privileges and carries the same voting power, which can be simplified as the ability to elect one director.

Therefore, concluding that the Company’s seven series of Common Stock be treated as one class is consistent with the Staff’s previous analysis. The Company advises the Staff it views this interpretation as the appropriate analysis regarding the shares and considers this analysis to be consistent with the disclosure regarding the seven series of Common Stock in the information statement/prospectus.

Securities and Exchange Commission

May 25, 2018

7. To the extent the number of common stockholders in each series may differ, please revise to address this fact and the impact it will have with respect to board representation. Please also revise your discussion regarding composition of the board on pages 62-63 to quantify the current number of Members in each District.

Response

The Company advises the staff that the members in each District are substantially similar in number and therefore each board member represents substantially the same number of members. In addition, in response to the Staff’s comment, the Company has supplemented the disclosure on page 72 to include a tabular disclosure of the current number of Voting Members in each District, which demonstrates that the number of members in each District are substantially similar in number. We do not believe any further disclosure is warranted.

8. We understand that for a Member to be a Voting Member, eligible to vote on the conversion and related bylaw proposals, such Member must have a current voter registration card on file with the Company. With a view toward disclosure, please tell us if and how Members are made aware of whether their voter registration card is “current.” If a Member does not have a current voter registration card, please explain how the Member may correct this to become a Voting Member.

Response

The Company advises the Staff that current voter registration is generally a self-regulating process. A change of Voting Member requires execution of a “Voting Member Card” by both the prior Voting Member and the new Voting Member. In response to the Staff’s comment, the Company has also supplemented the existing disclosure on pages 11 and 42 to direct Members to confirm Voting Member status with the applicable District Manager.

9. We note on the cover page you indicate by check mark that the Company is an emerging growth company. Please revise your cover page to also indicate by check mark your filing status in accordance with Rule 12b-2 of the Exchange Act.

Response

In response to the Staff’s comment, the Company has checked the box on the cover page to indicate that it is a non-accelerated filer.

Securities and Exchange Commission

May 25, 2018

Cove Page

10. Please revise to disclose the minimum vote required to approve the conversion and related bylaw amendment proposals.

Response

In response to the Staff’s comment, the Company has included this disclosure in the letter and notice to members that immediately follows the cover page.

11. Identify the “certain current member” that will be allowed to stand for re-election if the term limit bylaw provision is adopted.

Response

The Company acknowledges the Staff’s comment but notes that the term limit bylaw proposal has been revised and broadened from the bylaw provision originally included in the information statement/prospectus and now proposes that any current or former board member from the applicable Districts can stand for election in the 2018 board elections. As a result of this revision, an expanded population of individuals would be covered by this bylaw provision and applicability to a sole member is no longer relevant.

12. You state that the Company may extend the time by which a member must enter into the new franchise agreement “on a case by case basis at the sole discretion of the Company.” Please disclose what factors the company will consider in determining whether to grant an extension request.

Response

In response to the Staff’s comment, the Company has included disclosure on the cover pages that clarifies the conditions under which such an extension may be granted by the board of directors. We refer to such conditions in the information statement/prospectus as the “Extension Condition.”

Questions and Answers About the Proposals, page 1

13. Your question and answer section explains the reasons for the conversion and benefits members may receive. Please balance this discussion to highlight any material detriments, or significant rights a member may lose, as a result of the conversion.

Securities and Exchange Commission

May 25, 2018

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 to 11 to describe the material risks to Members that may exist as a result of the Conversion. Additionally, the Company has added and expanded on certain risk factors in the “Risks Related to the Conversion and Ownership of our Common Stock” section.

14. When discussing why the Company is proposing the Conversion and changing its business model, you note the board’s determination that capital investment is necessary to expand your hotels and brands, and that your reserves are equivalent to a few months of expenses. You also discuss capital resource needs on page 45, stating “the Company will need significant capital resources to fund ongoing and future activities” and that “following the Conversion the Company will have the flexibility to raise new capital in a number of ways, including increasing its scale with new hotels that have market based franchise fees.” Your disclosure on page 3 states that the company has no current plans to issue any additional shares of Common Stock and we understand the Company has no other class of authorized securities. Based on the above, please expand your disclosure to clarify, with more specificity, how the new business model will permit the company to raise additional capital. For example, clarify if you primarily intend to raise new capital through additional fees imposed under the New Franchise Agreement; we note that some additional fees are described on pages 82-83.

Response

In response to the Staff’s comment, the Company has expanded the disclosure on pages 1 and 51 to clarify that the Company expects that the Conversion will expand the Company’s ability to access capital primarily through adding and retaining Best Western branded hotels.

15. On page 2, when discussing who is entitled to receive shares of Common Stock in the Conversion, you note that the shares will be issued to the owning Member entity that entered into the current membership agreement and subsequently the New Franchise Agreement. To the extent the membership interests are securities, it is unclear whether the Member will be the same as the Common Stockholder to whom you will issue stock in the Conversion. To the extent the identity may be different, please provide your analysis as to how this transaction is an exchange offer, in the traditional sense, whereby an entity engages in a tender offer in which securities are issued as consideration, as opposed to a two-step transaction involving an exchange offer and subsequent transfer of common stock.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 2 to clarify that the Common Stock will be issued in the name of the owning Member entity holding the existing membership interests.

Securities and Exchange Commission

May 25, 2018

16. On page 2 you note that owners and licensees of branded hotels outside of North America will not receive shares in the Conversion nor will executive officers of the Company. Please clarify if such owners, licensees, and/or executive officers will not receive shares because they are not current Members. In the alternative, please clarify if such persons are Members, and if so, explain to us how this different treatment is appropriate under your governing documents and state law.

Response

In response to the Staff’s comment, the Company has included disclosure in the Q&A section on page 2 to clarify that executive officers and licensees are not Members and accordingly will not receive Common Stock in the Conversion.

17. Please revise the Q&A regarding the limited ability to transfer the Common Stock to highlight that this is a key difference from a Member’s current rights as to transferability of the membership interest, as more fully described on page 97.

Response

In response to the Staff’s comment, the Company has included disclosure in the Q&A section on pages 2 to 3 to expand the discussion with respect to the transferability of membership interests and Common Stock.

18. On page 7 you discuss interests of your Directors and executive officers. Please clarify that your Directors are Members, and if your executive officers are Members. To the extent these insiders are Members, please disclose if such persons have indicated an intent to vote in favor of the conversion and related proposals and, if material, the aggregate percentage of vote represented by such Members.

Response

In response to the Staff’s comment, the Company has clarified the membership status of its Directors and executive officers on page 2. In addition, the Company has included disclosure on page 2 clarifying that the directors (as a result of also being Members) will receive Common Stock in the Conversion and executive officers will not receive such shares. Finally, the Company has included disclosure on pages 9 and 11 that the Directors intend to vote in favor of the Conversion and disclosure regarding the percentage of membership interests held by the Directors.

Securities and Exchange Commission

May 25, 2018

Summary of the Information Statement/Prospectus

Company Overview, Page 10

19. We note that you have a pipeline of over 500 hotels entering your brands. Please balance this disclosure to clarify the extent of uncertainty associated with your pipeline and its related potential avenue for growth.

Response

In response to the Staff’s comment, the Company has included disclosure on pages 13 and 81 regarding recent historical annual average attrition of pipeline hotels.

20. Please consider moving the discussion of the company’s RevPAR index over the last six years to the Business discussion where you can explain how the metric is determined and provide appropriate context. For example, you define RevPAR index on page ii, however, it is unclear how you determined the relative group of hotels used for purposes of the index. Please also clarify if the company determines this metric, based data obtained from STR, and if so, whether the data was prepared specifically for the issuer or BW Inc. (NP). To the extent STR calculates this metric, please so state and file an expert consent or tell us why you believe a consent is not required.

Response

In response to the Staff’s comment, the Company has added explanatory disclosure with respect to the use and calculation of RevPAR index on pages v, vi, 56 and 88. With respect to STR, the Company did not commission or engage STR to perform any study or calculation for inclusion in the registration statement. The RevPAR data obtained from STR is utilized broadly by most industry participants and is available to the public for a reasonable fee through a subscription based service. As a result, no expert consent should be required.

21. We note your disclosure indicating that you received many industry awards, including Business Travel News #1 Midprice and #1 Upper Midprice hotels, Top Ranked Guest Loyalty Program from US News & World Report, and nine-time Hotel Partner of the Year from AAA Travel. Please revise to clarify when you received these awards.

Response

In response to the Staff’s comment, the Company has added the timeframe for each of these awards on pages 13, 16, 81 and 84.

Securities and Exchange Commission

May 25, 2018

Competitive Strengths, page 12

22. Please provide the basis for your statement that you hold the “leading position” in the broad midscale market.

Response

In response to the Staff’s comment, the Company has included disclosure on pages 16 and 84 clarifying that the Company has been ranked consistently as a leader in the broad midscale market, with a description of the awards that form the basis for that statement.

The Conversion Proposal

Consideration to the Company, Page 14

23. Please revise to combine this with your subsequent section entitled “Consideration to our Members” to clarify that Members will forfeit their membership interest in BW Inc. (NP) in consideration for the common stock to be issued by BW Inc.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 17 to 18 as requested to combine these sections and included disclosure to clarify that the membership interests of the Members will be cancelled in the Conversion.

Risk Factors, page 18

24. Please revise to include a risk factor that explains the limitation on liability of directors, as outlined on page 95. Please also revise to discuss this provision in the section titled “Comparison of Member Rights Before and After the Conversion,” beginning on page 96.

Response

In response to the Staff’s comment the Company has included a new risk factor on page 37 and included disclosure discussing the limitation on liability with respect to the Company’s directors on page 110.

Forward-Looking Statements, page 35

25. It is not clear that the safe harbor protections of the Private Securities Litigation Reform Act apply to forward looking statements made in connection with this offering. Please delete reference to the Private Securities Litigation Reform Act or tell us why you believe the safe harbor protections apply. Refer to Section 27A of the Securities Act.

Securities and Exchange Commission

May 25, 2018

Response

In response to the Staff’s comment, the Company has removed the reference to the Private Securities Litigation Reform Act on page 40.

The Conversion Proposal

Background of the Conversion Proposal, page 39

26. Please expand to discuss why the other alternatives considered were rejected to more fully explain why the company is recommending this particular transaction at this time.

Response

In response to the Staff’s comment, the Company has supplemented the disclosure on page 44 to describe in detail the board of directors’ process in evaluating alternative transactions and the reasoning regarding why the board elected to proceed with the Conversion.

General, page 39

27. Please refer to the tabular comparison of existing rights and how such rights are addressed in your post-Conversion structure on pages 43-44. Please confirm that when you simply refer to a particular document to explain how the existing right is addressed, such as the New Franchise Agreement, the material terms of the right remain the same in such document. If not, please revise or cross-reference to appropriate disclosure explaining the material differences.

Response

In response to the Staff’s comment, the Company has revised the tabular comparison on pages 48 to 50 to identify and clarify the manner in which material existing rights are proposed to be retained in the post-Conversion structure.

Securities and Exchange Commission

May 25, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics Evaluated by Management, page 49

28. You state that the company subscribes to STR, “which collects and compiles the data used to calculate RevPAR index” and that “STR may calculate ADR and RevPAR differently than the company and its competitors do.” Please explain if the company’s methodology for calculating RevPAR varies significantly from the methodology used by STR. In your response, please explain to us how calculating RevPAR index with differing RevPAR methodologies results in a meaningful business metric.

Response

In response to the Staff’s comment, the Company has added and revised the disclosure on pages v, vi, 56 and 88 regarding the RevPAR index calculations and methodologies. The Company advises the Staff that hotels and brands self-report reservations’ data to STR based on STR definitions and rules intended to create consistent and accurate reporting by STR of ADR, occupancy and RevPAR. The Company believes its methodology for calculating ADR and RevPAR does not vary significantly from the methodology used by STR and the Company’s competitors. The Company has nonetheless included a cautionary statement regarding such market information in the information statement/prospectus under the heading “Market Information” on page vi.

Principal Factors Affecting Our Results of Operations, page 51

29. You disclose that you primarily derive revenues from “the collection of monthly fees, annual dues, assessments and other fees from our Best Western Members, soft brand hotels and SureStay® Franchisees and through self-funding programs such as BWR® and Best Western Supply and Design.” Please clarify whether any of your international branded hotels pay monthly fees, annual dues, assessments, and other fees, excluding international fees.

Response

In response to the Staff’s comment, the Company has added the disclosure on pages 57 to 58 to describe in greater detail the fees paid by the Company’s internationally branded hotels, which are captured in the discussion of “International fees” on page 58.

Business of the Company, page 72

30. You disclose that Best Western has a presence in over 100 countries and territories worldwide “with over 3,600 total branded hotels (of which over 2,000 branded hotels are in North America) and a pipeline of over 500 hotels entering our brands (of which approximately 300 such hotels are in North America).” Please provide more detail concerning the significant geographic locations of your domestic and international branded hotels, beyond the Global and North America Only categories currently provided on page 77, to the extent material. In addition, to the extent material, please address whether your branded hotels are located near major cities, tourist attractions, airports, etc.

Securities and Exchange Commission

May 25, 2018

Response

In response to the Staff’s comment, the Company has added the tabular disclosure on page 86 that includes detailed information about the locations of Best Western branded hotels across the globe.

Company Brands, page 76

31. You disclose on page 58 that guests who participate in the Best Western Rewards program earn points that never expire “and can be redeemed for free room nights, merchandise, gift cards, and airline and partner rewards.” On page 79 you disclose occupancy and ADR figures for your domestic franchise system. Please explain how your hotel occupancy figures and ADR calculation reflects the impact of complimentary rooms, room cancellations and attrition.

Response

In response to the Staff’s comment, the Company has added the disclosure on page 88 to explain how the Company’s hotel occupancy figures and ADR calculation reflect the impact of complimentary rooms. The Company also advises the Staff that the ADR and occupancy figures are net of room cancellations as required by STR. Also, the data is not adjusted for same-store hotels in the Company’s domestic franchise system (i.e., the data is not adjusted for hotels that have left the system).

Company Brands, page 76

32. You provide occupancy, ADR, RevPAR, and RevPAR Index information for your domestic franchise system; however, you do not provide similar information for your international branded hotels. It appears that your fees for international branded hotels are based on a cost-recovery basis as a rate per room per month and as a percentage of room revenue. Please provide appropriate disclosure, to the extent material, for your international branded hotels.

Response

In response to the Staff’s comment, the Company advises the Staff that historically, the Company does not have reservation data for the international branded hotels as the guest nights at those hotels have not been booked through the Company’s central reservation systems. In fiscal year 2017, the Company mandated a requirement such that international branded hotels must connect to the Company’s central reservations systems through the hotel’s property management system in order to share reservation data such as ADR and occupancy. ADR,

Securities and Exchange Commission

May 25, 2018

occupancy and RevPAR data for international branded hotels for fiscal year 2017 is not complete due to it being a transition year and some hotels being allowed an extension to comply. The Company anticipates that all hotels will comply with the requirement in fiscal year 2018. The Company expects to share the international branded hotels’ reservation data with STR, which will allow STR to provide the Company with relevant data to calculate RevPAR Index for the Company’s international branded hotels in the future. Currently, the Company believes it is best to gather sufficient history of ADR, occupancy and RevPAR for its international branded hotels before publishing any such statistics. Further, the Company does not have competing international brands data from STR to calculate a RevPAR Index.

Franchise Agreements, page 82

33. When discussing the term of the New Franchise Agreement, we understand a franchisee may terminate at certain specified times without payment of liquidated damages. Please confirm such termination would involve no fees, or alternatively, explain the nature of any cancellation or other fee that may apply, beyond the liquidated damage provision.

Response

In response to the Staff’s comment, the Company has added the disclosure on page 92, clarifying that no additional fees would be due in the event of termination in that time period.

Description of Capital Stock Following the Conversion

34. Where appropriate, please expand your disclosure to discuss how transfers, redemptions, and retirement of common stock may affect the rights of your classes of shareholders. For example, clarify the extent to which the aggregate voting percentage held by Members receiving Common Stock in the offering may fall below 55% based on these events, which may be important to the extent the company engages in additional equity financing such as an initial public offering.

Response

In response to the Staff’s comment, the Company has included disclosure regarding how transfers, redemptions and retirement of Common Stock may affect the rights of the various classes of shareholders on pages 3, 34, 38, 100, 101 and 111.

Exclusive Forum, page 91

35. Please explain the reasons why management adopted the exclusive forum provision contained in your Amended and Restated Articles of Incorporation.

Securities and Exchange Commission

May 25, 2018

Response

In response to the Staff’s comment, the Company has included disclosure regarding reasons for the inclusion of the exclusive forum provision in the Amended and Restated Bylaws on pages 101 to 102.

Comparison of Member Rights Before and After the Conversion, page 96

36. When discussing reporting requirements on page 103, please clarify the extent to which the company will or will not be required to comply with the proxy requirements.

Response

In response to the Staff’s comment, the Company has revised the disclosure on page 115 to clarify the Company’s expectations with respect to its post-Conversion proxy requirements.

Comparison of Member Rights Before and After the Conversion, page 96

37. Please consider combining the redemption and termination of interest discussions on pages 99 and 103 since it appears such concepts overlap and the comparative information is necessary to fully evaluate the difference in member and shareholder rights.

Response

In response to the Staff’s comment, the Company has revised the redemption and termination of interest disclosure to combine these discussions on pages 111 to 112.

The Member Termination Bylaw Proposal, page 114

38. We note that the member termination bylaw provision will allow the company to terminate certain memberships without value. Please revise to clarify if Members paid for, or otherwise provided value in connection with, their membership interest when acquired.

Response

In response to the Staff’s comment, the Company has included disclosure on page 127 to clarify the fees (i.e., application fees and annual dues) Members paid to acquire and maintain their respective membership interests.

Securities and Exchange Commission

May 25, 2018

Financial Statements

Notes to Consolidated Financial Statements

(1) Business, Organization, and Summary Of Significant Accounting Policies

(k) Revenue Recognition, page F-8

39. Please revise your disclosure to include your accounting policy for assessments and affiliation fees.

Response

In response to the Staff’s comment, the Company has included the additional disclosure on pages F-7 and F-21 to F-22 regarding its accounting policy for assessments and affiliation fees.

40. Please revise your disclosure to clarify when annual fees are recognized as revenue (e.g. at a point in time or ratably over the course of the year.)

Response

In response to the Staff’s comment, the Company has clarified on pages F-7, F-21 and 65 that its annual fees are recognized as revenue ratably.

Exhibits and Financial Statement Schedules, page II-1

41. Please file a form of your new franchise agreement or tell us the basis for your conclusion that this agreement is not required to be filed.

Response

In response to the Staff’s comment, the Company has included as Exhibit 10.7 a form of the New Franchise Agreement.

Exhibits and Financial Statement Schedules, page II-1

42. We note that you plan to file all of your exhibits to your registration statement by amendment. Please note that our ability to fully evaluate some of your disclosure is dependent upon our review of certain exhibits, such as your organizational documents governing member and shareholder rights before and after any exchange; accordingly, please submit your exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

Securities and Exchange Commission

May 25, 2018

Response

The Company has included substantially all of the exhibits with this filing and will provide the Staff with copies of any remaining exhibits or revised exhibits in future amendments to the Registration Statement.

*    *    *    *

Securities and Exchange Commission

May 25, 2018

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please do not hesitate to contact the undersigned at (312) 862-3333 or edward.schneidman@kirkland.com.

Sincerely,

/s/ Edward J. Schneidman

Edward J. Schneidman

cc:	Lawrence Cuculic

                    Best Western International, Inc.